Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

DGB Investment, Inc.

Exercise of November 20, 2026 Call Option	150,000	20.7561	08/25/2026
Exercise of November 20, 2026 Call Option	125,000	20.1526	08/25/2026

Jennifer M. Harrison

Purchase of Common Stock	25,000	23.6961[1]	08/25/2026

1 The Shares were purchased by the Reporting Person in open market transactions on the transaction date, with a volume weighted average purchase price of $23.6961. The range of sale prices on the transaction date was $23.8400 to $23.3800 per share. The Reporting Person undertakes to provide, upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each price.